SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY RESTRICTED JURISDICTIONS OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT AND INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO THE NEW AVIVA SHARES EXCEPT ON THE BASIS OF INFORMATION IN THE ORIGINAL PROSPECTUS (AS DEFINED BELOW), AS SUPPLEMENTED BY THE SUPPLEMENTARY PROSPECTUS (AS DEFINED BELOW) WHICH IS BEING PUBLISHED TODAY.

For immediate release                                                                                                                                                                                                                                                                                                                                                     6 MARCH 2015

Aviva plc ("Aviva")

Publication of Supplementary Prospectus

Further to the announcement by Aviva and Friends Life Group Limited ("Friends Life") on 2 December 2014 relating to the recommended all-share acquisition of Friends Life by Aviva, which is to be implemented by means of a Court-sanctioned scheme of arrangement of Friends Life (the "Scheme ") under Part VIII of the Companies (Guernsey) Law, 2008 (as amended) (the "Proposed Acquisition"), and the publication by Aviva on 19 January 2015 of a class 1 circular in relation to the Proposed Acquisition and a prospectus in relation to the new Aviva shares to be allotted and issued to the shareholders of Friends Life pursuant to the Proposed Acquisition (the "Original Prospectus
"), Aviva announces that the UK Listing Authority has approved a supplementary prospectus in relation to the new Aviva shares to be allotted and issued to the shareholders of Friends Life pursuant to the Proposed Acquisition dated 6 March 2015 (the "Supplementary Prospectus").

The expected timetable of principal events is as follows:

Publication of Friends Life's Annual Report and Accounts 2014..............................................	5 March 2015
Publication of Aviva's Preliminary Results 2014 ...	5 March 2015
Publication of the Supplementary Prospectus...... ....................................................................	6 March 2015
Latest time for receipt of ADS proxy card/voting instruction for the Aviva General Meeting..........	10.00 a.m. (New York City time) on 20 March 2015
Latest time for lodging WHITE Forms of Instructions for the Court Meeting..........................................	2.00 p.m. on 20 March 2015
Latest time for lodging RED Forms of Instruction for the Friends Life General Meeting..........................	2.15 p.m. on 20 March 2015
Latest time for receipt of Aviva Voting Instruction Form or Aviva Form of Direction for the Aviva General Meeting....................................................................	11.00 a.m. on 23 March 2015
Latest time for receipt of Aviva Form of Proxy/CREST proxy instruction for the Aviva General Meeting.	11.00 a.m. on 24 March 2015
Latest time for lodging BLUE Forms of Proxy for the Court Meeting...............................................	2.00 p.m. on 24 March 2015
Latest time for lodging YELLOW Forms of Proxy for the Friends Life General Meeting..........................	2.15 p.m. on 24 March 2015
Voting record time for the Aviva General Meeting	6.00 p.m. on 24 March 2015
Voting record time for the Court Meeting and Friends Life General Meeting......................................	6.00 p.m. on 24 March 2015
Aviva General Meeting....................................	11.00 a.m. on 26 March 2015
Court Meeting...............................................	2.00 p.m. on 26 March 2015
Friends Life General Meeting..........................	2.15 p.m. on 26 March 2015
Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Friends Life Shares....................................................................	5.00 p.m. on 9 April 2015
Scheme Record Time....................................	6.00 p.m. on 9 April 2015
Suspension of listing of, and dealings in, Friends Life Shares.........................................................	7.30 a.m. on 10 April 2015
Guernsey Court Hearing to sanction the Scheme	10 April 2015
Effective Date................................................	10 April 2015
Delisting of Friends Life Shares.......................	By 8.00 a.m. on 13 April 2015
New Aviva Shares issued and crediting of New Aviva Shares to CREST accounts............................	By 8.00 a.m. on 13 April 2015
Admission and commencement of dealings in the New Aviva Shares on the London Stock Exchange...	8.00 a.m. on 13 April 2015
Despatch of definitive share certificates and Aviva Share Account statements in relation to the New Aviva Shares (in each case, where applicable).........................	within 14 days of the Effective Date
Payments in respect of fractional entitlements, where applicable.....................................................	within 14 days of the Effective Date
Payment of Friends Life's 2014 second interim dividend....................................................................	within 14 days of the Effective Date
Long Stop Date.............................................	31 July 2015

All times stated above are London times unless otherwise stated. These times and dates are indicative only and are based on Aviva's and Friends Life's current expectations in relation to the Proposed Acquisition and may be subject to change (including as a result of changes to the regulatory timetable). If any of the expected times and/or dates above change, Aviva and/or Friends Life will give notice of the change by issuing an announcement through a Regulatory Information Service.

Copies of the Supplementary Prospectus are available for inspection on Aviva's website atwww.aviva.com/friendsoffer and will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 12 months following the date of Admission at the Company's Registered Office at St Helen's, 1 Undershaft, London EC3P 3DQ. A copy of the Supplementary Prospectus will also be submitted to the National Storage Mechanism, where it will be available for inspection at www.morningstar.co.uk/uk/NSM.

Defined terms not otherwise defined in this announcement shall have the meaning given to them in the Original Prospectus.

Click on, or paste the following link into your web browser, to view the associated PDF document:
http://www.rns-pdf.londonstockexchange.com/rns/8141G_-2015-3-6.pdf

Enquiries:
Aviva plc
Colin Simpson David Elliot Nigel Prideaux Andrew Reid	+44 (0) 20 7662 8115 +44 (0) 20 7662 8048 +44 (0) 20 7662 0215 +44 (0) 20 7662 3131
Morgan Stanley (Aviva's Financial Adviser, Joint Sponsor and Corporate Broker)
Donald Moore Matt Cannon Paul Baker	+44 (0) 20 7425 8000
J.P. Morgan Cazenove (Aviva's Financial Adviser, Joint Sponsor and Corporate Broker)
Tim Wise Conor Hillery	+44 (0) 20 7742 4000
Robey Warshaw LLP (Aviva's Financial Adviser)
Simon Robey Simon Warshaw	+44 (0)20 7317 3900
Finsbury (Aviva's PR Adviser)
Conor McClafferty	+44 (0) 20 7251 3801

ENDS

Important Notices

Morgan Stanley & Co. International plc ("Morgan Stanley"), which is authorised and regulated by the FCA, is acting as joint sponsor, joint financial adviser and corporate broker to Aviva and no one else in connection with the Proposed Acquisition and Admission and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition and Admission, contents of this announcement or any matter referred to in this announcement.

J.P. Morgan Limited, which is authorised and regulated by the FCA, is acting as joint financial adviser and joint sponsor and J.P. Morgan Securities plc, which is authorised by the PRA and regulated by the FCA and the PRA, is acting as joint corporate broker, which entities each conduct their UK investment banking business as J.P. Morgan Cazenove ("J.P. Morgan Cazenove"), to Aviva and no one else in connection with the Proposed Acquisition and Admission and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition and Admission, the contents of this announcement or any matter referred to in this announcement.

Robey Warshaw LLP, which is authorised and regulated by the FCA, is acting as joint financial adviser to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Proposed Acquisition or otherwise nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The Proposed Acquisition will be made solely by means of the Scheme Document which, together with the related forms of proxy, will contain the full terms and conditions of the Proposed Acquisition including details of how Friends Life Shareholders may vote in respect of the Proposed Acquisition.

This announcement does not constitute a prospectus or prospectus equivalent document.

This announcement has been prepared for the purpose of complying with English law and the UK Takeover Code (the "Code") and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the UK.

The Proposed Acquisition is subject to the applicable requirements of the Code, the Takeover Panel, the London Stock Exchange and the FCA.

Overseas Shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the UK or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Proposed Acquisition disclaim any responsibility or liability for the violation of such requirements by any person.

The Proposed Acquisition relates to the securities of a Guernsey-registered company with a listing on the London Stock Exchange and is proposed to be effected by means of a scheme of arrangement under the Companies (Guernsey) Law, 2008 (as amended). A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the US Exchange Act of 1934 (as amended). Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the UK to schemes of arrangement, which differ from US disclosure requirements and the requirements of US proxy solicitation or tender offer rules. However, if Aviva were permitted and did elect to implement the Proposed Acquisition by means of a takeover offer, such takeover offer will be made in compliance with all applicable laws and regulations, including Section 14(e) of the US Exchange Act and Regulation 14E thereunder. Such a takeover would be made in the United States by Aviva and no one else. In addition to any such takeover offer, Aviva, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Friends Life outside such takeover offer, such as in open market or privately negotiated purchases, during the period in which such takeover offer would remain open for acceptance. If such purchases or arrangements to purchase were to be made they would be made outside the United States and would comply with applicable law, including the US Exchange Act of 1934 (as amended). Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website:www.londonstockexchange.com.

Unless otherwise determined by Aviva or required by the Code, and permitted by applicable law and regulation, the Proposed Acquisition will not be made, directly or indirectly, in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction,  and the Proposed Acquisition will not  be capable of  acceptance from or within such jurisdiction where such acceptance would violate the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Proposed Acquisition are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Proposed Acquisition (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the New Aviva Shares to Friends Life Shareholders who are not resident in the UK may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the UK should inform themselves of, and observe, any applicable requirements.

The New Aviva Shares may not be offered, sold or delivered, directly or indirectly, in, into or from any Restricted Jurisdiction or to, or for the account or benefit of, any Restricted Overseas Persons except, in each case, pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.

This announcement is not an offer for sale of, or solicitation of an offer to buy, securities in the United States and the New Aviva Shares, which will be issued in connection with the Proposed Acquisition, have not been, and will not be, registered under the US Securities Act of 1933 (as amended) (the "US Securities Act") or under the securities law of any state, district or other jurisdiction of the United States or any other Restricted Jurisdiction, and no regulatory clearance in respect of the New Aviva Shares has been, or will be, applied for in any jurisdiction other than the UK.

None of the securities referred to in this announcement have been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this announcement. Any representation to the contrary is a criminal offence in the United States.

It is expected that the securities referred to in this announcement will be issued as part of the Proposed Acquisition in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that Act. Such securities may not be offered, sold, re-offered, resold or delivered, directly or indirectly, in or into the United States or any state, district or other jurisdiction of the United States, except pursuant to exemptions from the applicable registration requirements of such jurisdictions. Friends Life Shareholders who will be affiliates of Aviva after the Effective Date will be subject to certain US transfer restrictions relating to the New Aviva Shares received pursuant to the Scheme.

Friends Life is a Guernsey-registered company that is a foreign private issuer (as defined under Rule 3b-4 under the US Securities Exchange Act of 1934). Financial information included in, or incorporated by reference into, this announcement has been prepared in accordance with foreign accounting standards that may not be comparable to the accounting standards applicable to financial statements of United States companies.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified.

An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3:30 p.m. (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3:30 p.m. (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3:30 p.m. (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at
http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Takeover Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

Publication on Website and Availability of Hard Copies

A copy of this announcement will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Aviva's website at www.aviva.com/friends offer by no later than 12:00 p.m. (London time) on the day following this announcement. For the avoidance of doubt, the content of that website is not incorporated into, and does not form part of, this announcement.

You may request a hard copy of this announcement by contacting the Company Secretary, Aviva plc, St Helen's, 1 Undershaft, London EC3P 3DQ tel: +44 (0)20 7283 2000. You may also request that all future documents, announcements and information to be sent to you in relation to the Proposed Acquisition should be in hard copy form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary